

May 26, 2011

Mr. Gregory Clements
President, Chief Executive Officer, Chief Financial Officer
PureSpectrum, Inc.
118 Pipemakers Circle
Suite 105
Pooler, GA 31322

>   **Re: PureSpectrum, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **File No. 000-53015**

Dear Mr. Clements:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 5

1.   We note your response to comment 1 of our letter dated December 30, 2010. We also note that you include in your Form 10-K filed on April 15, 2011, a section entitled "Sale of Unregistered Securities." We note, however, that all of the Item 701 disclosure, including transaction dates, is not included, nor is disclosure regarding the issuance of 15 million warrants, which was the subject of comment 1 of our letter dated December 30, 2010. Please confirm that you will provide the appropriate disclosure in your next periodic report.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 6

2. We note your response to comment 4 of our letter dated February 17, 2011. In future filings, please expand your disclosure to discuss the Forbearance Agreement between the Company and the secured creditors and revise your disclosure to indicate, if accurate, that your secured convertible promissory notes are in default.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra Hunter at 202-551-3758 or me at 202-551-3402 with any other questions.

Sincerely,

Angela McHale
Attorney-Adviser